Philips sells High Tech Campus Eindhoven real estate in the Netherlands to Dutch consortium of private investors

March 29, 2012

Amsterdam, the Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that it has sold the real estate assets of High Tech Campus in Eindhoven, the Netherlands, to a Dutch consortium of private investors led by Mr. Marcel Boekhoorn. The transaction is subject to completion of certain formalities at the land registry office (“Kadaster”).

Upon completion, the transaction will generate proceeds of EUR 425 million, consisting of a EUR 373 million cash transaction and an amount of EUR 52 million that will be received in future years.  The gain from the transaction, after deducting expenses related to other real estate efficiency measures which are part of the EUR 800 million cost reduction program announced in 2011, will be EUR 65 million, EUR 37 million of which is expected to be reported in the first quarter of 2012 under EBITA and EUR 28 million is expected to be deferred to future periods. The deferral of the gain is related to sale/lease-back accounting.

The sale to the Dutch consortium of investors also includes the Campus Site Management organization, which employs approximately 20 people. Under the terms of the agreement, Philips has agreed to lease back several buildings on the High Tech Campus Eindhoven, where it currently houses its IT, intellectual property and innovation activities.

“After many years of building and investing in the High Tech Campus Eindhoven, a change in ownership of its real estate will open up new opportunities for other companies to access the site, thus reinforcing the Campus as a truly universal open innovation ecosystem,” said Harry Hendriks, CEO Philips Benelux. “We remain committed to the Campus and I am confident that our innovation activities at that site will continue to be a vital component in driving Philips’ success.’’

High Tech Campus Eindhoven was established by Philips in 1998 and opened to other companies in 2003. The Campus has become one of the most reputable open innovation hubs in Europe, harboring more than 100 companies and approximately 8,000 researchers, developers and entrepreneurs.

For more information, please contact:
Steve Klink
Philips Corporate Communications
Tel: +31 20 59 77415
E-mail: steve.klink@philips.com

Joost Akkermans
Philips Corporate Communications
Tel: +31 20 59 77406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.